UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

European Biotech Acquisition Corp.

Full Name of Registrant

N/A

Former Name if Applicable

Johannes Vermeerplein 9

Address of Principal Executive Office (Street and Number)

1071 DV Amsterdam, Netherlands

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 12, 2021, the Securities and Exchange Commission (the “SEC”) released a public statement (the “Public Statement”) informing market participants that warrants issued by special purpose acquisition companies (“SPACs”) may require classification as a liability of the entity measured at fair value, with changes in fair value each period reported in earnings. European Biotech Acquisition Corp. (the “Registrant”) has previously classified its private placement warrants and public warrants (collectively, the “warrants”) as equity. For a full description of the Registrant’s warrants, please refer to the Registrant’s final prospectus filed in connection with its initial public offering (“IPO”) on March 17, 2021 (“Final Prospectus”).

The SEC’s Public Statement discussed “certain features of warrants issued in SPAC transactions” that “may be common across many entities.” The Public Statement indicated that when one or more of such features is included in a warrant, the warrant “should be classified as a liability measured at fair value, with changes in fair value each period reported in earnings.” Following consideration of the guidance in the Public Statement, while the terms and quantum of the warrants as described in the Final Prospectus have not changed, the Registrant concluded the private placement warrants do not meet the conditions to be classified in equity and instead, the warrants meet the definition of a derivative under ASC 815-40-15, under which the Registrant should record the warrants as liabilities on the Registrant’s balance sheet. The Registrant is reviewing this approach with its independent registered public accounting firm, Marcum LLP, and intends to reflect this reclassification of the warrants for the Registrant’s previous audited balance sheet on March 18, 2021 (the “Affected Period”) in its forthcoming Quarterly Report on Form 10-Q for the period ended March 31, 2021 (the “10-Q”). The Registrant will file the 10-Q as soon as practicable prior to May 24, 2021. The adjustments to the financial statement items for the Affected Period will be set forth through expanded disclosure in the financial statements included in the 10-Q, including further describing the correction and its impact on previously reported amounts.

As a result of the considerable time and resources required to complete the evaluation of the warrants, compile, disseminate, review and finalize the information required to be presented in the Quarterly Report on Form 10-Q for the period ending March 31, 2021 in light of the SEC Public Statement, the Registrant is unable to file the Quarterly Report on Form 10-Q by the prescribed due date, without unreasonable effort or expense. The Registrant needs additional time to complete the report and its auditors need additional time to review the Registrant’s financial statements for the period ending March 31, 2021 in light of the SEC Public Statement and the proper accounting treatment for the Registrant’s outstanding private placement warrants.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Koen Sintnicolaas	31 (0)	20 64 55 00
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We are required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations we expect to report for the quarter ended March 31, 2021 will reflect significant changes from our results of operations for the quarter ended March 31, 2020. Because our company did not exist during the quarter ended March 31, 2020, we are unable to provide a response to this requirement.

European Biotech Acquisition Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2021	By:	/s/ Koen Sintnicolaas
		Name:	Koen Sintnicolaas
		Title:	Chief Financial Officer